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                             [Cameron Ashley Logo]
                                  May 12, 2000

Dear Fellow Shareholders:

     I am pleased to inform you that on April 28, 2000, Cameron Ashley Building Products, Inc. ("Cameron Ashley") entered into a Merger Agreement (the "Merger Agreement") with Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), and CAB Merger Corp., a Georgia corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Cameron Ashley common stock, no par value (the "Common Stock"), together with the associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of August 19, 1997, between Cameron Ashley and SunTrust Bank, Atlanta, as Rights Agent, for $18.35 per Share in cash, without interest. Under the Merger Agreement and subject to the terms thereof, following the Offer, Purchaser will be merged with and into Cameron Ashley (the "Merger") and all Shares not purchased in the Offer (other than Shares held in the treasury of the Company or by any of its wholly owned subsidiaries, or owned by Parent or Purchaser or held by shareholders who perfect and do not withdraw or otherwise lose their dissenters' rights under Georgia law) will be converted into the right to receive $18.35 per Share in cash, without interest.

     Your Board of Directors, based upon the unanimous recommendation of the Special Committee of the Board, has unanimously (i) determined that the Offer and the Merger are fair to and in the best interests of Cameron Ashley's shareholders (other than Parent and its affiliates) and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Cameron Ashley Board of Directors recommends that Cameron Ashley's shareholders accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Cameron Ashley Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated April 28, 2000, of Credit Suisse First Boston Corporation, financial advisor to the Special Committee and the Board of Directors of Cameron Ashley, to the effect that, as of such date, the consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger pursuant to the Merger Agreement was fair to such shareholders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 12, 2000, of Parent and Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully.
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     On behalf of myself, the Board of Directors and the other members of management of Cameron Ashley, I want to sincerely thank you for the support you have given us over the years. If you have any questions about the Offer, please feel free to call MacKenzie Partners, Inc., the Information Agent, at (212) 929-5550 (collect) or (800) 322-2885 (toll free).

                                            Very truly yours,

                                            /s/ Ronald R. Ross

                                            Ronald R. Ross
                                            Chairman of the Board and
                                            Chief Executive Officer